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08031571

OMMISSION
19

SEC
Mail Processing
Section

APR 10 2008

Washington, DC
105

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequence Investment Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

192 East Bay St Ste 300
(No. and Street)

Charleston SC 29401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Hish 843-853-8222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser Duncan, LLC
(Name – *if individual, state last, first, middle name*)

890 Johnnie Dodds Blvd 3 Ste A Mt. Pleasant SC 29464
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Anne Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sequence Investment Partners, as of December 31, 20, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My commission expires 7/25/17
Dustin L. Causby

Anne C. Parker
Signature

Analyst
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GlaserDuncan
CERTIFIED PUBLIC ACCOUNTANTS

Erik M. Glaser, CPA
Chris M. Duncan, CPA

member:
American Institute of CPAs
SC Association of CPAs

To the Member
Sequence Investment Partners, LLC
Charleston, South Carolina

Sequence Investment Partners, LLC is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) at and for the year ended December 31, 2007, in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Glaser Duncan, CPAs

February 8, 2008

SEC
Mail Processing
Section

APR 10 2008

Washington, DC
105

END

2036 eWall Street, Suite 108, Mt. Pleasant, SC 29464 P 843.557.2656 F 843.881.8352 www.glaserduncan.com